EXHIBIT 99.1

Volvo - Definitive report on 2003 operations

This definitive report on Operations 2003 has been updated to reflect changes in Volvo's holding in Scania and the effects from a revaluation of the holding in Henlys Group Plc

Fourth quarter Year
2003 2002 2003 2002

Net sales, SEK M 48 733 45 877 174 768 177 080
Operating income*, SEK M 1 766 823 6 534 2 837
Write-down of shares**, SEK M (4 030) - (4 030) -
Operating income (loss), SEK M (2 264) 823 2 504 2 837
Income (loss) after financial items, SEK M (2 441) 737 1 657 2 013
Net income (loss), SEK M (2 886) 638 298 1 393
Sales growth, % 6.2 (5.7) (1.3) (2.0)
Income per share*, SEK 2.70 1.50 10.30 3.30
Income (loss) per share, SEK (6.90) 1.50 0.70 3.30
Return on shareholders' equity during most recent 12 months 0.4 1.7 period, %
*) Excluding write-down of shares in Scania AB and Henlys Group Plc during the fourth quarter 2003.
**) Write-down of shares in Scania AB amounting to SEK 3,601 M and Henlys Group
Plc amounting to SEK 429 M.

-Net sales for the fourth quarter 2003 amounted to SEK 48,733 M
(45,877).

-Net loss amounted to SEK 2,886 M (income: 638) in the fourth quarter.

-Income per share for the fourth quarter was a negative SEK 6.90
(income: 1.50). Income per share for the year amounted to SEK 0.70
(3.30).

-Operating income for the fourth quarter included a write-down of shares in Scania AB and Henlys Group Plc amounting to SEK 3,601 M and
SEK 429 M respectively.

-Cash flow after net investments excluding Financial Services improved to SEK 7.8 billion (4.9) in the fourth quarter.

-The Board of Directors proposes that a cash dividend of SEK 8.00 per share be paid for 2003. In addition it proposes that 99% of the shares in the wholly owned company, Ainax, be distributed to the shareholders of AB Volvo. The value of the Ainax shares corresponds to a value of SEK 14:40 per Volvo share based on the Scania A closing price of SEK 223:50 at March 12, 2004.

Aktiebolaget Volvo (publ) 556012-5790 Contacts
Investor Relations, VHQ Investor Relations:
SE-405 08 Goteborg Fredrik Brunell +46 31 66 11 91
Sweden Christer Johansson +46 31 66 13 34
Tel +46 31 66 00 00 Fax +46 31-53 72 96 Patrik Stenberg +46 31 66 13 36
www.volvo.com John Hartwell +1 212 418 7432

Comments by the Chief Executive Officer We have been involved in discussions with a number of potential buyers regarding the sale of our holding in Scania for some time. As a result of these discussions, Volvo's holding of Scania B shares was divested to Deutsche Bank on March 4, 2004 for an amount of about SEK 15 billion. The transaction was carried out as part of our commitment to the European Commission to divest the Scania shares not later than April 23, 2004. After the sale, Volvo owns 27.3 million A shares in Scania AB, corresponding to 24.8% of the votes and 13.7% of the capital. As an agreement has not yet been reached regarding a divestment of the Scania A shares and Volvo has not yet received a decision from the Commission on Volvo's request for an extension of the divestment period, the Board of AB Volvo has decided to transfer the Scania A shares to the wholly owned company, Ainax AB. The Board proposes that slightly more than 99% of the Ainax shares be distributed to the shareholders of AB Volvo. This arrangement will provide Volvo's shareholders the possibility to realize the added value that exists in a large block of A shares and to fully exercise the influence in Scania that is inherent in the high voting rights carried by A shares. During the holding period, Volvo has received dividends amounting to SEK 2.3 billion from Scania. See further on page 3.

Our positive development continued during the fourth quarter, with sharply improved profitability and very strong cash flow. Operating income and operating margin, excluding write-down of shares, doubled compared with the fourth quarter of 2002. Operating income also doubled for the full year, and income per share tripled - despite the volume of sales not having increased to any significant extent. This major improvement is attributable mainly to new products, synergies and cost savings.

Our new products and services have captured market shares in important markets and provided increased value to our customers, which is reflected in a relevant price picture.

The synergies are the result of many years of work carried out throughout the Group to coordinate operations, from product development and purchasing to production and distribution. During 2003 these efforts began to have an effect on earnings.

Costs and capacity were aligned with lower demand within Volvo Aero, Buses and the North American truck operations. Many of the measures will yield long-term efficiency improvements, for example coordination between Mack Trucks and Volvo Trucks in North America.

In terms of individual business areas, Volvo Penta again reported strong earnings, with an operating margin for the full year exceeding 9%.

The truck operations improved profitability in significant figures for the Group as a result of reduced costs in North America, stable and high earnings capacity for Volvo Trucks in Europe and increased productivity in Renault Trucks.

Financial Services nearly doubled operating income and developed solidly.

Volvo CE also advanced strongly during 2003. Sales rose significantly in the fourth quarter. The upturn in the North American market noted during 2003 is looking increasingly stable.

Volvo Aero and Buses, which are both facing difficult business climates, are still on the downside. For Volvo Aero, it appears that 2004 will be another difficult year, although the aftermarket segment is showing some signs of recovery. The view for Buses is fragmented, with major variations in demand between markets. Buses decided in December to close the body plant in Aabenraa in Denmark and is continuing to monitor operations, with focus on Europe.

We assess that the truck market in Europe will remain at today's relatively high level of 214,000 trucks, or increase somewhat during 2004. Customer activity rose in North America during the fourth quarter and there are expectations of an increase by 10-15% to a level of about 200,000 trucks.

The growth regions continue to develop favorably. Iran and China accounted for a large share of our growth in Asia during 2003. The Group took many important steps to increase its presence in China.

The level of the Group's activities to enhance efficiency and improve distribution and service will remain high, in established as well as growth markets. With our strong product program and improved cost position, I believe we have favorable conditions for profitable growth.

Leif Johansson

Divestment of the holding in Scania AB When the European Commission approved AB Volvo's acquisition of Renault VI and Mack Trucks Inc. in 2000, the Commission set the condition that Volvo must divest the Scania shares not later than April 23, 2004. Volvo was also forbidden by the Commission to exercise ownership influence over Scania through its holding. Since the Commission announced its decision, Volvo has held discussions with a number of interested parties regarding the sale of the Scania shares, with the primary goal of securing the best result for Volvo's shareholders.

As a result of these discussions, Volvo's holding of Scania B shares was divested to Deutsche Bank on March 4, 2004 for an amount of about SEK 15 billion. The transaction was carried out as part of Volvo's commitment to the European Commission to divest the Scania shares.

Following the sale, Volvo currently owns 27.3 million A shares in Scania AB, corresponding to 24.8% of the votes and 13.7% of the capital. As an agreement has not yet been reached regarding a divestment of the Scania A shares and Volvo has not yet received a decision from the Commission on Volvo's request for an extension of the divestment period, the Board of AB Volvo has decided to transfer the Scania A shares to a wholly owned company, Ainax AB. The Board proposes that slightly more than 99%* of the shares in Ainax be distributed to the shareholders of AB Volvo. The Board of Directors proposes that 27.1 million shares, corresponding to 99% of the holding, be distributed to the shareholders of AB Volvo. For every thirty-one shares in AB Volvo the shareholder will receive two shares in Ainax AB. The remaining 0.2 million shares corresponding to almost 1% of the votes will be sold in the market. June 1, 2004 has been proposed as the record date for payment of dividends, which are expected to be distributed in mid-June, 2004. More detailed information will be published in a separate information brochure that will be distributed to the shareholders of AB Volvo prior to the Annual General Meeting.

Ainax will have the sole purpose of managing Volvo's shareholders' interests in Scania. This arrangement will provide Volvo's shareholders the possibility to realize the added value that exists in a large block of A shares and to fully exercise the influence in Scania that is inherent in the high voting rights carried by A shares. In total it is intended that over time, about half of the value that AB Volvo's holding in Scania represents will be transferred to the shareholders of AB Volvo. This will be accomplished through the transfer of Ainax shares, combined with repurchase of Volvo shares in the market.

[Removed Graphics]

* For technical reasons, AB Volvo initially intends to keep 259,880 shares in Ainax, corresponding to almost 1% of the votes.

It is intended that Tuve Johannesson, currently Chairman of the foundation that manages the Rausing family's industrial investments and a member of the Board of a number of other Swedish listed companies, will be Chairman of Ainax. Tuve Johannesson left AB Volvo in 1999 in conjunction with the sale of Volvo Cars to Ford, where he remained as president until 2000. Shemaya Levy, former CFO of Renault SA, is also intended to be a Board member. The other Board members have not yet been determined.

Significant events during the fourth quarter of 2003 and thereafter The Chairman of Volvo, Lars Ramqvist, resigned from the Board Lars Ramqvist became Vice Chairman of Volvo's Board in 1998 and Chairman in 1999. On February 2, 2004 Lars Ramqvist resigned from the Board of Directors. At a statutory meeting held following the scheduled Board meeting on February 2, 2004, the Board elected Finn Johnsson as the new Chairman through to the Annual General Meeting. The members of the Board thanked Lars Ramqvist for the great commitment and the time he dedicated to his Board work.

Volvo Trucks secures major order in the US Volvo Trucks has received an order for 4,400 Volvo VN 670s, a tractor version of the Volvo VN truck, from Swift Transportation, one of the leading transport companies in North America. This is the largest single order that Volvo Trucks North America, Inc. has received for the new VN series. Volvo Trucks will be the main supplier of trucks to Swift Transportation for a two-year period, with an option for one additional year. Production of the trucks will begin in the first quarter of 2004.

Volvo Aero is partner in General Electric's new LMS100 gas turbine Volvo Aero will deliver a number of key components to the new environmentally friendly gas turbine, the LMS100, which is expected to play a significant role in the power generation industry. This is an important agreement for Volvo Aero and a broadening of its product range. The total value of the contracts is estimated to USD 800 M over a 20-year period.

Volvo and ArvinMeritor plan strategic alliance on axles Volvo plans to enter into a Strategic Alliance on axles with ArvinMeritor. A Memorandum of Understanding has been signed between the two companies. Final agreements are planned to be made during the first quarter of 2004.

Volvo Buses to close plant in Aabenraa, Denmark Volvo Buses is to close its bodybuilding plant in Aabenraa, Denmark. In all, about 200 employees will be affected by the closure. The Aabenraa plant is expected to close during the second half of 2004.

Twenty-one Renault Kerax trucks in the 2004 Telefonica Dakar Rally The 2004 Dakar Rally was the 26th edition of this prestigious race covering a distance of 11,052 kilometers in three weeks. Twenty-one Renault Kerax trucks, 15% of the total number of trucks participating, started at the rally between Clermont Ferrand and Dakar. Four Renault Kerax trucks was in the race, four in the race assistance team and twelve in the technical back-up team. The twenty-first vehicle, the only one belonging to Renault Trucks, assisted the other Renault Kerax trucks with spare parts and other equipment needed for the rally.

Mack President, Paul Vikner, joins Volvo Group Executive Committee Paul L Vikner, who has served as President and CEO of Mack Trucks, Inc. since July 2001, was appointed member of Volvo's Group Executive Committee effective January 1, 2004, reporting to Leif Johansson, President and CEO of the Volvo Group. Vikner will continue to serve as President of Mack.

Significant events earlier in 2003 Volvo Trucks introduces new truck models Volvo Trucks launched the new Volvo NH in Brazil. With this launch the company's global product range has been completely renewed. The launch of the Volvo NH was accompanied by the introduction of the new Volvo FH and Volvo FM in South America, which marks the total renewal of the entire Volvo truck range in South America. Earlier in September the Volvo VM - a new medium-heavy truck in the 17- to 23-ton segment - was introduced.

Volvo Penta introduces new products Volvo Penta launched a new generation of medium-heavy diesel engines for leisure boats. The new electronic diesel engines, the D4 at 210 hp and the D6 at 310 hp. The engines are manufactured in Volvo Penta's engine plant in Vara, Sweden. Volvo Penta is also launching the new 130- or 160- hp D3 diesel engine and the new D2-75 hp engine for sailing yachts.

Renault Trucks starts delivering Midlum to Iran The Renault Midlum truck is being assembled locally in Iran by Saipa Diesel for its domestic market.

Renault Trucks launches the new Renault Master The new Renault Master features new exterior, new interior, new engines and improved performance. The Renault Master is accompanied by a new service offering, which will enable Renault Trucks to reinforce and improve its market share in the less than 3.5-ton segment.

Volvo's acquisition of the truck and construction equipment business of Bilia completed The acquisition of the truck and construction equipment operations of Bilia was completed in the third quarter. The acquired operations were consolidated in the Volvo Group as of July 2003. The integration of the Bilia dealer network is proceeding well and is ahead of the time plan. Bilia is a cornerstone in a new European strategy aiming at building a new distribution network with much closer customer relations.

AB Volvo to be delisted from the stock exchanges in Frankfurt, Hamburg and Dusseldorf The Board of AB Volvo has decided to apply to be delisted from the stock exchanges in Frankfurt, Dusseldorf and Hamburg. Volvo was first listed on the German exchanges in 1974. The delisting from the three stock exchanges is expected to be effective in the autumn of 2004.

Volvo Environment Prize recognizes efforts to alleviate poverty The 2003 Volvo Environment Prize was awarded jointly to Madhav Gadgil from India and Mohammad Yunus from Bangladesh who have each in his respective field created new models for understanding and transforming the relationships between poverty, development and the environment.

Volvo's nomination committee The Nomination Committee which was appointed during the third quarter of 2003 and for the period up to the next Annual General Meeting, comprises Lars Otterbeck, Alecta, Shemaya Levy, Renault, Marianne Nilsson, Robur, Bengt Hane representing shareholders with smaller holdings and Lars Ramqvist, Chairman of the Board. Lars Otterbeck has been appointed Chairman of the Committee. Lars Ramqvist resigned from the Committee on February 2, 2004.

Volvo Aero signs new contracts Volvo Aero signed an agreement with German MTU Aero Engines to manufacture components for the GP7000, an engine intended for Airbus's forthcoming A380 jumbo jet. Boeing and Volvo Aero have extended their Marketing and Distribution Agreement through December 2009.

Volvo Trucks and Sistema start production of heavy trucks in Russia Volvo Trucks became the first Western truck manufacturer to start production under its own name in Russia. This move is the result of a joint venture with Russian partner AFK Sistema. The new assembly facility for heavy trucks was inaugurated on March 20, in Zelenograd, just north of Moscow.

Volvo CE starts production of excavators in China The first Volvo Excavator built in Volvo CE's new factory located in the Pudong area outside Shanghai in China left the production line in the beginning of April. The new factory will have a production capacity of a couple of thousand units per year.

Volvo CE acquires dealer L.B. Smith in the US On May 2, Volvo Construction Equipment purchased the assets associated with the Volvo distribution business of L.B. Smith, Inc., its largest dealer in the US.

Introduction of the New Volvo FH16 On June 5, Volvo Trucks presented the new Volvo FH16. The Volvo FH16 is developed to meet the trend for heavier and longer truck combinations. The new Volvo FH16 is equipped with an all-new 16-liter engine with a power output of up to 610 hp, making it the most powerful truck in the European market.

Volvo starts assembly of trucks in China On June 9, Volvo Trucks signed a joint venture agreement with China National Heavy Truck Corporation for production of trucks. Production is planned to start during the first quarter of 2004.

AB Volvo delisted from the Brussels Stock Exchange On June 16, the Volvo share was delisted from the First Market of the Euronext Brussels Stock Exchange following an earlier application from AB Volvo. As of June 17, 2003 Bank Brussels Lambert (BBL) provides for a listing of Volvo's international depositary receipt on the Trading Facility market.

The Volvo Group - 2003

Net sales Net sales of the Volvo Group for the fourth quarter of 2003 amounted to SEK 48,733 M, compared with SEK 45,877 M in 2002. This represents an increase of 12% adjusted for changes in currency rates.

Net sales of Trucks amounted to SEK 33,238 M in the fourth quarter of 2003, up 12% adjusted for currency effects compared with the year- earlier period. Deliveries in Western Europe were down 5% while deliveries in North America increased by 37% to 10,196 vehicles. In Asia the number of invoiced trucks more than doubled to 6,832 units, mainly as a result of high deliveries to Iran.

Net sales of Volvo CE and Volvo Penta for the fourth quarter of 2003 increased by 28% and 18%, respectively, adjusted for currency effects, thus reflecting strong organic growth. Net sales for Buses amounted to SEK 3,101 M, down 14% adjusted for currency effects. Volvo Aero's sales were up by 21% adjusted for currency effects.

For the full year, the Group's net sales amounted to SEK 174,768 M, an increase of 6% adjusted for currency effects, compared with 2002. The Group's net sales in Western Europe increased by 4%. Net sales in North America were down 16% compared with 2002, mainly due to lower USD exchange rates and lower deliveries of Mack trucks. Sales in South America increased somewhat, while considerable growth was noted in Eastern Europe and Asia.

The distribution of net sales by market area is further specified in the table below:

Net sales by market area Fourth quarter Year Change SEK M 2003 2002 2003 2002 in % % of total Western Europe 26 490 25 272 95 775 92 331 +4 55 Eastern Europe 2 525 2 382 8 344 7 437 +12 5 North America 10 556 10 800 42 043 50 206 (16) 24 South America 1 571 1 158 4 727 4 667 +1 3 Asia 5 367 3 712 15 754 12 644 +25 9 Other markets 2 224 2 553 8 125 9 795 (17) 4 Total 48 733 45 877 174 768 177 080 (1) 100

Operating income Operating income, excluding write-down of shares, more than doubled for the fourth quarter of 2003 compared with the year-earlier period, and amounted to SEK 1,766 M (823).

Trucks' operating income for the fourth quarter of 2003 was SEK 1,457 M (507). The improvement across the three truck brands, Mack, Renault and Volvo, is largely related to increased margins due to price realization and cost rationalization. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack despite adverse market conditions. In Europe, Volvo Trucks' strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings.

Volvo CE reported fourth quarter earnings amounting to SEK 133 M (loss: 47). The improvement was largely related to higher volumes and improved margins on new products, though strongly offset by negative currency effects. Earnings within Buses continued to be unsatisfactory, and the operating loss, excluding write-down of shares, amounted to SEK 96 M for the quarter, compared with an operating income of SEK 33 M in the year- earlier period. Earnings for Volvo Penta remained favorable, with an operating income of SEK 171 M in the quarter (159), and an operating margin of 9.2%. Volvo Aero's operating loss was SEK 47 M compared with a loss of SEK 41 M in the year-earlier period. Financial Services operating income rose to SEK 251 M (129) in the fourth quarter. Operating loss from other operations in the fourth quarter amounted to SEK 103 M (income: 83).

Group operating income included write-down of shares in Scania AB and Henlys Group Plc amounting to SEK 3,601 M and SEK 429 M respectively during the fourth quarter.

The carrying value of Volvo's holding in Scania AB at year-end 2003 has been determined to SEK 20.4 billion, a write-down of SEK 3.6 billion has thereby been charged to operating income. The carrying value of the holding of Scania B shares was determined based upon the consideration received when Volvo divested those shares to Deutsche Bank on March 4, 2004. The carrying value of the holding of Scania A shares was determined based upon the closing share price of SEK 202:00 on December 31, 2003. At March 12, 2004 the closing share price was SEK 223:50.

On February 3 and March 9, 2004, the Henlys Group Plc announced that its earnings for 2004 is expected to be significantly lower than previously anticipated. As a consequence of receiving this information, it has been determined that the value of Volvo's holding of shares in Henlys Group Plc was permanently impaired at year-end 2003 and a write-down of SEK 429 M was charged to operating income during the fourth quarter 2003. After this write-down, the carrying value of Volvo's shares in Henlys Group Plc amounts to SEK 95 M, which is corresponding to the market value of the shares at December 31, 2003. At March 11, 2004, the market value of Volvo's shares in Henlys Group Plc amounted to SEK 24 M. In October 1999, Volvo issued a convertible debenture loan to Henlys Group Plc of USD 240 M in connection with Henlys' acquisition of the US school bus manufacturer Bluebird. The convertible debenture loan matures in October 2009. In connection with the preparation of Volvo's financial statements for 2003, the financial situation of the Henlys Group Plc has been evaluated and Volvo has assessed that no impairment loss on the convertible debenture loan has been incurred.

Operating income for the Group in the fourth quarter of 2003 also included capitalization of development costs, net of amortization, and totaled SEK 197 M compared with SEK 336 M in the year-earlier period.

Other operating expense was SEK 142 M in the fourth quarter (559). The decrease is mainly attributable to forward exchange contracts. However, the total effect on operating income from changed exchange rates was negative in an amount of about SEK 400 M, compared with the year-earlier period.

Operating income by business area is further specified in the table below:

Operating income Fourth quarter Year
SEK M 2003 2002 2003 2002
Trucks 1 457 507 3 951 1 189
Buses (96) 33 (361) (94)
Construction Equipment 133 (47) 908 406
Volvo Penta 171 159 695 647
Volvo Aero (47) (41) (44) 5
Financial Services 251 129 926 490
Other (103) 83 459 194
Operating income* 1 766 823 6 534 2 837
Write-down of shares** (4 030) - (4 030) -
Operating income (loss) (2 264) 823 2 504 2 837
*) Excluding write-down of shares in Scania AB and Henlys
Group Plc during the fourth quarter 2003.
**) Write-down of shares in Scania AB amounting to SEK 3,601
M and Henlys Group Plc amounting to SEK 429 M.

Net interest expense Net interest expense for the fourth quarter 2003 amounted to SEK 192 M, compared with SEK 262 M during the third quarter this year. The lower net interest expense was mainly explained by lower net financial debt due to the positive cash flow.

Income taxes During the fourth quarter of 2003, an income tax expense of SEK 442 M was reported (102), mainly relating to current tax expenses.

Net income Net loss amounted to SEK 2,886 M (income: 638) in the fourth quarter. For the full year, net income amounted to SEK 298 M (1,393) corresponding to an income per share of SEK 0.70 (3.30). Excluding the write-down of shares in Scania AB and Henlys Group Plc, income per share more than tripled and amounted to SEK 10.30 for the year.

Consolidated income statements Fourth quarter Year
SEK M 2003 2002 2003 2002
Net sales 48 733 45 877 174 768 177 080
Cost of sales (39 (37 598) (141 256) (145 453)
416)
Gross income 9 317 8 279 33 512 31 627
Research and development (1 713) (1 656) (6 829) (5 869)
expenses
Selling expenses (4 545) (4 197) (15 891) (15 393)
Administrative expenses (1 388) (1 258) (5 259) (5 464)
Other operating income and (142) (559) (540) (2 989)
expenses
Income from Financial 251 129 926 490
Services*
Income from investments in (2) 98 166 126
associated companies
Income from other investments (4 042) (13) (3 581) 309
Operating income (loss) (2 264) 823 2 504 2 837
Interest income and similar 272 359 1 193 1 246
credits
Interest expenses and similar (464) (428) (1 984) (1 870)
charges
Other financial income and 15 (17) (56) (200)
expenses
Income (loss) after financial (2 441) 737 1 657 2 013
items
Income taxes (442) (102) (1 334) (590)
Minority interests in net (3) 3 (25) (30)
(income) loss
Net income (loss) (2 886) 638 298 1 393

Income (loss) per share, SEK (6.90) 1.50 0.70 3.30
* Financial Services reported in accordance with the equity method.

Key operating ratios, Volvo Fourth Year
Group quarter
% 2003 2002 2003 2002
Sales growth 6.2 (5.7) (1.3) (2.0)
Gross margin 19.1 18.0 19.2 17.9
Research and development 3.5 3.6 3.9 3.3
expenses in % of net sales
Selling expenses in % of net 9.3 9.1 9.1 8.7
sales
Administrative expenses in % 2.8 2.7 3.0 3.1
of net sales
Operating margin* 3.6 1.8 3.7 1.6
Operating margin (4.6) 1.8 1.4 1.6
*) Excluding write-down of shares in Scania AB and Henlys
Group Plc during the fourth quarter 2003.

Condensed income statement - Fourth quarter Year
Financial Services
SEK M 2003 2002 2003 2002
Net sales 2,293 2,610 9,153 9,925
Income after financial items 251 129 926 490
Income taxes (82) (32) (170) (134)
Net income 169 97 756 356

Key ratios - Financial Dec 31 Dec 31
Services
12 months figures unless 2003 2002
otherwise stated
Return on shareholders' 9.8 4.8
equity, %
Equity ratio at end of period, 12.0 10.8
%
Asset growth, % (3.6) (5.7)

Consolidated balance Volvo Group Volvo Group
sheets excl
Financial Financial Services total
Services 1)
Dec 31 Dec 31 Dec 31 Dec 31 Dec 31 Dec 31
SEK M 2003 2002 2003 2002 2003 2002
Assets
Intangible assets 16 662 16 919 94 126 16 756 17 045
Property, plant and 27 248 27 789 3 392 3 010 30 640 30 799
equipment
Assets under operating 8 976 11 155 13 234 13 284 21 201 23 525 leases
Shares and 9 598 34 750 188 236 1 782 27 492
participations
Long-term customer 53 55 23 918 25 348 23 448 25 207
finance receivables
Long-term interest- 2 911 4 189 5 7 2 769 4 188
bearing receivables
Other long-term 7 879 8 489 59 47 7 718 8 297
receivables
Inventories 25 848 27 564 611 741 26 459 28 305
Short-term customer 65 44 22 894 22 700 22 554 21 791
finance receivables
Short-term interest 6 502 4 306 0 0 3 863 1 302
bearing receivables
Other short-term 25 200 25 767 1 649 2 126 24 903 25 693
receivables
Shares in Scania AB 2) 20 424 - - - 20 424 -
Marketable securities 19 385 16 570 144 137 19 529 16 707
Cash and bank 8 717 7 584 654 1 602 9 206 8 871
Total assets 179 185 66 842 69 364 231 252 239 222
468 181

Shareholders' equity
and liabilities
Shareholders' equity 72 420 78 278 8 004 7 494 72 420 78 278
Minority interests 216 247 0 0 216 247
Provisions for post- 15 264 16 218 24 18 15 288 16 236
employment benefits
Other provisions 12 792 13 893 2 256 2 828 15 048 16 721
Loans 24 677 22 494 52 852 54 270 74 092 72 437
Other liabilities 54 099 54 051 3 706 4 754 54 188 55 303
Shareholders' equity 179 185 66 842 69 364 231 252 239 222
and liabilities 468 181
1) Financial Services reported in accordance
with the equity method.
2) Shares in Scania AB reported as a current
asset at year-end 2003.

Balance sheet The Volvo Group's total assets at December 31, 2003 amounted to SEK 231.3 billion, corresponding to a decline of SEK 8.0 billion since year- end 2002. Total assets decreased by SEK 13.4 billion as a consequence of changes in currency exchange rates, which was partly offset by an increase of SEK 4.0 billion related to changes in the Group structure, mainly the acquisition of Bilia's truck and construction equipment operations. Total assets further decreased by SEK 4.0 billion due to write-down of shares in Scania AB and Henlys Group Plc and total assets increased by SEK 3.6 billion as a consequence of adoption of new accounting principles for derivative instruments, see further on page 24.

Shareholders' equity and minority interests amounted to SEK 72.6 billion, corresponding to 40.5 % of total assets, excluding Financial Services. Changes of shareholders' equity during 2003 are specified on page 10. The Group's net financial debt at year-end 2003 amounted to SEK 2.4 billion, which corresponded to 3.3 % of Shareholders' equity and minority interests. A specification of all changes of the net financial position is included on page 10.

Changes of Net financial Fourth Year
position, SEK bn quarter
Beginning of period (9.6) (6.1)
Cash flow from operating 9.2 12.9
activities
Investments in fixed assets, (1.3) (5.3)
net
Customer Finance receivables, 0.0 0.0
net
Investments in shares, net 0.0 (0.1)
Acquired and divested (0.1) 0.0
operations
Cash-flow after net investments, 7.8 7.5
excluding Financial Services
Change in provision for post- (0.5) (1.5)
employment benefits*
Debt in acquired operations (0.4) (2.0)
Dividend paid to AB Volvo 0.0 (3.4)
shareholders
Currency effect 0.5 3.0
Other (0.2) 0.1
Total change 7.2 3.7
Net financial position at end of (2.4) (2.4)
period
* Includes adoption to new accounting standards, which
increased the provisions for post-employment benefits by 2.3 billion and contribution to US pension plans, which reduced
the provisions by 0.8 billion.

Key ratios Dec 31 Dec 31
12 month figures unless 2003 2002
otherwise stated
Income per share, SEK 0.70 3.30
Return on shareholders' 0.4 1.7
equity, %
Income per share, SEK * 10.30 3.30
Return on shareholders' 5.7 1.7
equity, % *
Net financial position at end of (2.4) (6.1)
period, SEK billion
Net financial position at end of period as (3.3) (7.7)
percentage of shareholders' equity and minority
interests
Shareholders' equity and minority interests at 31.4 32.8
end of period as percentage of total assets
Shareholders' equity and minority interests as 40.5 42.4
percentage of total assets, excluding Financial
Services
*) Excluding write-down of shares in Scania AB and
Henlys Group Plc during the fourth quarter 2003.

Changes of shareholders' equity Jan - Dec
SEK bn 2003 2002
Beginning of period 78.3 85.2
Translation differences (0.5) (2.2)
Transition impact of new accounting standards (2.3) -
for pensions and other post-employment benefits
Dividend to Volvo's shareholders (3.4) (3.4)
Minimum liability adjustment for post- - (2.5)
employment benefits
Net income 0.3 1.4
Other changes 0.0 (0.2)
Balance at end of period 72.4 78.3

Dec 31 Dec 31
Number of Volvo shares 2003 2002
Number of shares outstanding 419.4 419.4
Average number of shares outstanding 419.4 419.4
during the period
Company shares held by AB Volvo 22.1 22.1

Cash flow statement Fourth Year
quarter
SEK bn 2003 2002 2003 2002
Operating activities
Operating income (loss) * (2.5) 0.7 1.6 2.3
Add depreciation and 1.8 1.7 7.2 7.8
amortization
Other non-cash items 4.1 0.0 4.1 1.0
Change in working capital 5.8 4.5 0.7 0.4
Financial items and income 0.0 (0.5) (0.7) (1.1)
taxes paid
Cash flow from operating 9.2 6.4 12.9 10.4
activities

Investing activities
Investments in fixed assets (1.4) (1.7) (5.8) (6.3)
Investment in leasing vehicles (0.1) 0.0 (0.1) (0.1)
Disposals of fixed assets and 0.2 0.3 0.6 1.1
leasing vehicles
Customer Finance receivables, 0.0 0.0 0.0 0.0
net
Investments in shares, net 0.0 0.0 (0.1) (0.1)
Acquired and divested (0.1) (0.1) 0.0 (0.1)
operations
Cash-flow after net 7.8 4.9 7.5 4.9
investments excl Financial
Services

Cash-flow after net (2.0) (1.7) (3.2) (4.3)
investments, Financial
Services

Cash-flow after net 5.8 3.2 4.3 0.6
investments, Volvo Group total

Financing activities
Change in loans, net (3.4) (2.1) 1.9 (0.1)
Loans to external parties, net 0.2 (0.1) 0.9 1.7
Dividend paid to AB Volvo's 0.0 0.0 (3.4) (3.4)
shareholders
Other 0.0 0.1 0.1 0.1
Change in liquid funds excl 2.6 1.1 3.8 (1.1)
translation differences
Translation difference on (0.2) (0.3) (0.6) (0.7)
liquid funds
Change in liquid funds 2.4 0.8 3.2 (1.8)
* Excluding Financial Services

Condensed cash-flow statement,
Financial Services Fourth Year
quarter
SEK M 2003 2002 2003 2002
Cash-flow from operating 0.5 1.4 4.1 4.9
activities
Net investments in credit (2.5) (3.1) (7.3) (9.2)
portfolio etc
Cash-flow after net (2.0) (1.7) (3.2) (4.3)
investments

The Volvo Group's cash flow Cash flow after net investments, excluding Financial Services, during the fourth quarter of 2003 increased to SEK 7.8 billion. Operating cash flow in the quarter amounted to SEK 7.9 billion (5.0). The main reasons for the positive development were lower levels of inventories. The ongoing capital rationalization project within the Volvo Group is progressing well.

Cash flow after net investments within Financial Services was negative in an amount of SEK 2.0 billion in the quarter (negative: 1.7).

Net borrowing decreased during the fourth quarter by SEK 3.4 billion. During the same period, total liquid funds increased by SEK 2.4 billion and amounted to SEK 28.7 billion as of December 31, 2003.

Financial review by business area

Net sales Fourth Year Chang
quarter e
SEK M 2003 2002 2003 2002 in %
Trucks 33 238 31 133 116 969 118 752 (2)
Buses 3 101 3 852 11 978 14 035 (15)
Construction 6 499 5 287 23 154 21 012 10
Equipment
Volvo Penta 1 851 1 723 7 596 7 669 (1)
Volvo Aero 2 094 2 053 8 030 8 837 (9)
Other 1 950 1 829 7 041 6 775 4
Net sales 48 733 45 877 174 768 177 080 (1)

Operating Fourth quarter Year
income
SEK M 2003 2002 2003 2002
Trucks 1 457 507 3 951 1 189
Buses (96) 33 (361) (94)
Construction 133 (47) 908 406
Equipment
Volvo Penta 171 159 695 647
Volvo Aero (47) (41) (44) 5
Financial 251 129 926 490
Services
Other (103) 83 459 194
Operating 1 766 823 6 534 2 837
income*
Write-down of (4 030) - (4 030) -
shares**
Operating (2 264) 823 2 504 2 837
income (loss)
*) Excluding write-down of shares in Scania AB and
Henlys Group Plc during the fourth quarter 2003.
**) Write-down of shares in Scania AB amounting to SEK
3,601 M and Henlys Group Plc amounting to SEK 429 M.

Operating Fourth quarter Year
margin
% 2003 2002 2003 2002
Trucks 4.4 1.6 3.4 1.0
Buses (3.1) 0.9 (3.0) (0.7)
Construction 2.0 (0.9) 3.9 1.9
Equipment
Volvo Penta 9.2 9.2 9.1 8.4
Volvo Aero (2.2) (2.0) (0.5) 0.1
Operating 3.6 1.8 3.7 1.6
margin*
Operating (4.6) 1.8 1.4 1.6
margin
*) Excluding write-down of shares in Scania AB and
Henlys Group Plc during the fourth quarter 2003.

Trucks

Net sales by Fourth Year Change
market area quarter
SEK M 2003 2002 2003 2002 in %
Europe 19 871 19 318 70 101 67 830 +3
North America 7 258 7 170 28 151 33 721 (17)
South America 1 176 751 3 464 3 277 +6
Asia 3 387 1 837 9 206 5 919 +56
Other markets 1 546 2 057 6 047 8 005 (24)
Total 33 238 31 133 116 969 118 752 (2)

Total market The total market for heavy trucks in Western Europe was unchanged during 2003, compared with the preceding year. The markets in Germany and the UK strengthened by 6% and 10% respectively, while the markets in Italy and France weakened. Eastern Europe continues to show a positive trend.

In North America, the industry is generally optimistic about 2004, and we see signs of improvement. The total market for heavy trucks in North America (Class 8) was at the same level at 179,000 trucks in 2003 compared with the year-earlier period. However, the trend during the fourth quarter showed positive signs in the vocational segment, but the uncertainty remains in other segments. The industry order intake in December was very high reflecting large, replacement-driven, fleet orders.

The market for heavy trucks in Brazil rose by 28% compared with a year earlier.

Deliveries Total deliveries from the Group's truck operations amounted to 47,686 vehicles in the fourth quarter of 2003, an increase of 12% compared with the year-earlier period. In Europe, 26,981 trucks were delivered, compared with 28,203 trucks in 2002. Deliveries in North America were up 37% compared with the year-earlier period and totaled 10,196 trucks. Deliveries in Asia, including the Middle East, continued to develop favorably.

During 2003, Volvo Trucks delivered a total of 75,312 trucks, an increase of 8% compared with a year earlier. Deliveries were up 15% in North America following the introduction of EPA02 in the US in 2002. Deliveries in Asia were up by 37%, while deliveries in Europe declined by 1%. The strong development in Asia is largely based on considerable increases in Iran.

Renault Trucks' deliveries during 2003 amounted to 61,686 vehicles, 4% below the year-earlier period. Deliveries to Eastern Europe increased by 11% due to favorable development in Poland, Romania, Croatia and Slovenia. In Western Europe deliveries of Renault trucks decreased by 8%, mainly due to a weaker market in France. In markets outside Europe, deliveries increased by 16%, with high deliveries to Turkey and Iran. Deliveries of Renault Midlum was up 6% from last year due to a steady interest for this range in Europe and a strong increase of CKD deliveries, mainly to Iran.

Mack deliveries amounted to 18,991 trucks in 2003, down 18% compared with 2002. The year-to-year deliveries comparison improved from the end of the third quarter, when 2003 deliveries were 27% behind the same period a year earlier. Due to supply chain issues, the South line in the New River Valley plant took nine unscheduled non-production days during the fourth quarter, and announced an additional down week to be taken in January.

Order situation Volvo Trucks' total order intake was up by 78%, compared with the fourth quarter in 2002. Volvo's order intake in Europe for the fourth quarter was up by 80% over the year-earlier period, the increase was related to both Eastern and Western Europe. In North America, order intake rose by 95% compared with the year-earlier period, largely an effect of the pre- buy effect during the first six months of 2002. Volvo's order intake in Asia was up 62%, mainly due to a positive development in Iran.

As the year-end came closer, Renault Trucks' order situation improved to reach a satisfactory level, even if lessening somewhat. At year-end 2003, compared with year-end 2002, Renault Midlum and Renault Magnum have collected a higher order volume, when on the other hand, the segment of light commercial vehicles, notably the Renault Mascott, showed signs of expectation for the next renewal.

Mack's order intake in the fourth quarter was up 45% from the third quarter, and more than double the level seen in the fourth quarter of 2002, also a result of the introduction of EPA02 in 2002. For the full year, Mack orders were at the same level as last year.

Market shares The combined market share for heavy trucks in Western Europe for the truck operations of the Volvo Group was 26.6% in 2003, compared with 27.0% in the year-earlier period. Volvo Trucks' share of the market increased to 15.2% (14.1) in the heavy class as a result of the successful new product range. Renault Trucks' share of the market declined to 11.4% in the heavy-duty segment, down 1.5 points compared with the year-earlier period.

In North America, the combined market share of heavy trucks (class 8) declined to 19.8% (20.7). Volvo Trucks' market shares through December amounted to 9.4% (7.8). This increase was due to a high demand for the new Volvo VN. In the fourth quarter, the key Mack segment of construction trucks began to show signs of recovery, which helped raise the overall Mack share of the US heavy-duty truck market to 10.7% from 10.2% in the third quarter. Mack's US Class 8 market share for 2003 was down from 13.4 percent in 2002 - but Mack did retain its leadership in the key segments of construction and refuse trucks amid sharply lower volumes in 2003.

In Brazil, Volvo's market share for 2003 declined to 24.6% (30.4). The decline was a result of strong demand for smaller trucks in the heavy segment. The new Volvo VM is a response to this demand. The production changeover to Volvo's new truck models had a temporary negative effect on deliveries.

Financial performance Net sales for the fourth quarter amounted to SEK 33,238 M, compared with SEK 31,133 M in the year-earlier period. Adjusted for currency effects sales increased by 12% compared with 2002. Operating income for the fourth quarter of 2003 was SEK 1,457 M (507). The improvement across the three truck brands, Mack, Renault and Volvo, is largely related to increased margins due to price realization and cost rationalization. The strong customer values in the new Volvo range, increased market shares and increased efficiency has contributed to the improved earnings in 2003. These positive effects were partly offset by negative currency effects, higher costs for research and development and provisions of SEK 140 M relating to Mack engines manufactured prior to Volvo's acquisition of the company. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack despite adverse market conditions. In Europe, Volvo Trucks' strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings.

New products and other events The launch of the new product range in South America continued. The range comprises the Volvo VM, Volvo NH, Volvo FH and Volvo FM trucks. All products have been well received by customers as well as trade press. The first deliveries of the new Volvo FH 16 started in the fourth quarter.

The integration of the acquired Volvo distribution network in Europe from Bilia is proceeding very well. The new Volvo Truck distribution network is a cornerstone in a new European strategy aiming at building a new distribution network with much closer customer relations.

During the fourth quarter, Renault Trucks started its own sales network in China, apart from the continuation of the contract for dCi 11 engine technology transfer with Dong Feng Motors. In November, a new, environmental friendly plant for refurbishing of engines and transmission was opened in the French town of Limoges. The announced period of product range renewal started in the fourth quarter with the launch of the new Renault Master at the RAI-Amsterdam show, with immediate reviving of the sales figures for this light commercial vehicle, in doing so, reaching the same level as last year. In the last quarter of 2003, the new contract of CKD deliveries of Renault Midlum to Saipa Diesel in Iran gathered momentum and thus significantly contributed to the good sales results of international operations.

Buses

Net sales by Fourth Year Change
market area quarter
SEK M 2003 2002 2003 2002 in %
Europe 1 593 2 070 6 534 7 104 (8)
North America 692 923 2 984 3 838 (22)
South America 104 114 329 366 (10)
Asia 492 625 1 447 2 022 (28)
Other markets 220 120 684 705 (3)
Total 3 101 3 852 11 978 14 035 (15)

Total market The global market trend continues to show major regional variations. The situation in Europe has stabilized, with continued strong market conditions in the Nordic region and the UK.

In Asia, positive trends are being noted in China, while Hong Kong and Singapore continue to show low demand.

The US and Canadian coach markets are showing signs of a weak recovery from a record low level in 2003. In Mexico, the market situation is stable, while a recovery can be noted in South America, but with continued pressure on prices.

Order situation Order bookings for the fourth quarter continued to show a slight increase compared with the preceding year, with 2,203 orders (1,837). Increases were noted mainly in Europe. Other regions showed only small changes.

At the end of the period, the order backlog was 3,383 orders, in line with the corresponding quarter of 2002.

Deliveries During the fourth quarter, Volvo Buses delivered 2,343 buses (2,752). Higher volumes were noted for Mexico and China (city buses), while volumes in other regions declined.

Market shares Volvo's market share in Europe remained at about the same level as in 2002. In the Nordic region, the UK and Benelux, Volvo Buses is the market leader, while the market position in continental Europe remains weak. In the North American coach market, a downturn was noted, while the market shares in Mexico, where Volvo is market leader, showed a sharp increase. In China, Volvo Buses increased its share of the total market during 2003.

Financial performance Net sales in the fourth quarter amounted to SEK 3,101 M (3,852), corresponding to a decline of 14%, adjusted for currency effects. The operating loss, excluding write-down of shares in Henlys Group Plc, was SEK 96 M, compared with an operating income of SEK 33 M in 2002. During the fourth quarter a write-down of the Group's holding in Henlys Group Plc was made in an amount of SEK 429 M.

Earnings were negatively affected by lower volumes, continued price pressure and a lower rate for the USD. In December, the decision was taken to close the bus body plant in Aabenraa, Denmark. The cost for the closure amounts to SEK 42 M and was booked in the fourth quarter of 2003.

In focus Volvo Buses is continuing to implement a comprehensive program to achieve profitability. The restructuring of the industrial and commercial operations in Europe is in progress and in 2003, it was decided to close down the plant in Aabenraa, Denmark. Restructuring work in Mexico and North America has generated the expected results. The product program is being reviewed to achieve a more uniform components standard. The focus remains on improving cash flow and capital utilization. The ambition to introduce Volvo Buses in Eastern Europe, with buses manufactured in Poland, resulted in a market breakthrough during the fourth quarter, particularly in Hungary.

Construction Equipment

Net sales by Fourth Year Change
market area quarter
SEK M 2003 2002 2003 2002 in %
Europe 3 568 2 920 12 348 10 837 +14
North America 1 251 1 062 5 428 5 667 (4)
South America 212 201 636 709 (10)
Asia 1 117 851 3 707 3 048 +22
Other markets 351 253 1 035 751 +38
Total 6 499 5 287 23 154 21 012 +10

Total market The total world market for heavy and compact construction equipment, within Volvo CE's product range, increased by 15% during the fourth quarter, compared with the corresponding period in the preceding year. In North America the market was up 31%, Western Europe was down 2%, while other markets were up 21%, strongly driven by China, up 44%, and Eastern Europe, up 57%.

For the full year the combined total world market increased by 11%.

The increase in the total world market is mainly driven by heavy construction equipment that rose 19% during the fourth quarter compared with a year earlier. The North American and the International market for heavy equipment were both up 28%, while Europe was down 3%. The total market for heavy construction equipment was up 18% during 2003.

The world market for compact equipment increased 11% during the quarter. The North American market was up 33%, Europe was down 1% while other markets were up 14%. Year on year the compact equipment was up 5%.

Market shares Volvo CE continues to gain market shares. In most geographical and product areas the market shares were higher compared with the year earlier period, mainly due to recently launched products equipped with new fuel-efficient and environmentally friendly Volvo engines. Volvo CE has over the last two years launched around 40 new products to the market.

Order situation The order situation remains strong. The value of the order backlog at December 31 was approximately 14% higher than at the same date 2002. Compared with end of third quarter 2003, the value of the order book was 29% lower mainly due to an unfavorable product mix and a negative currency effect. Total sales in 2003 were all time high 24,354 units (19,827).

Financial performance Volvo CE's net sales increased by 23% and amounted to SEK 6,499 M (5,287) during the fourth quarter. Operating income was SEK 133 M (loss: 47) and operating margin was 2.0%. The improvements in sales and operating income were mainly due to higher volumes and price realization on new products, strongly offset by negative currency effects.

Product introductions and other events At the end of 2003 Volvo CE appointed another six dealers in China, which means that Volvo CE now has 19 dealers covering most of China. The number of sold excavators in China tripled to more than 800 units during 2003. Volvo CE Rents opened another four stores during the quarter and has now 45 stores, most of them in the United States.

Volvo Penta

Net sales by Fourth Year Change
market area quarter
SEK M 2003 2002 2003 2002 in %
Europe 977 867 4 189 3 945 +6
North America 498 453 2 109 2 261 (7)
South America 47 45 146 127 +15
Asia 268 293 947 1 141 (17)
Other markets 61 65 205 195 +5
Total 1 851 1 723 7 596 7 669 (1)

Total market Overall demand for marine and industrial engines remained relatively stable during the year, but rose slightly during the final quarter. This trend was particularly apparent in North America, where demand for both gasoline and diesel engines gradually strengthened during the second half of 2003. The strong demand for marine engines in Europe continued. In Asia, the demand for industrial engines is currently favorable, especially in China, where the very positive trend of recent years continued.

Order situation Compared with the all-time high noted during the corresponding period of 2002, Volvo Penta's order backlog was higher during the fourth quarter of 2003. The improvement in the order situation applied to both marine engines (diesel and gasoline) and industrial engines. To meet the increased demand, Volvo Penta has gradually raised production capacity in all of its plants, namely the diesel engine plant in Vara, the diesel engine assembly plant in Wuxi, China, and the gasoline engine plant in Lexington, Tennessee, US.

Market shares In recent years, Volvo Penta has steadily increased its market shares among boat builders especially in North America and this trend continued during 2003. During the autumn 2003, in the company's largest product introduction program ever, Volvo Penta launched a completely new range of medium-weight diesel engines for leisure and workboat applications. The new products were given a very positive reception by the market. On the industrial engine front, a number of new customers were secured in Africa and the Middle East, among other regions.

Financial performance Volvo Penta's net sales during the fourth quarter amounted to SEK 1,851 M, up 7% compared with the corresponding quarter of 2002. Excluding currency effects, sales during the period rose 18%. Sales distributed among Volvo Penta's business segments were as follows. Marine Leisure SEK 1,140 M (1,018), Marine Commercial SEK 225 M (233), and Industrial SEK 486 M (472).

The very strong earnings trend continued during 2003. Operating income for the fourth quarter amounted to SEK 171 M (159). Earnings for the full year rose to SEK 695 M (647), which was the highest ever posted in Volvo Penta's history. Earnings were negatively affected by unfavorable currency effects, particularly the weakened USD. The operating margin for 2003 was 9.1% (8.4).

New products Deliveries of Volvo Penta's new D3-130 and D3-160 diesel engine commenced during the fourth quarter of 2003, at the same time as the rate of delivery for the D4-210 and D6-310 engines rose gradually. The international boat trade press gave the new Volvo Penta engines extensive coverage and reactions to date have been overwhelmingly positive.

Volvo Aero

Net sales by Fourth Year Change
market area quarter
SEK M 2003 2002 2003 2002 in %
Europe 1 059 720 4 000 3 450 +16
North America 862 1 126 3 301 4 573 (28)
South America 34 48 152 177 (14)
Asia 96 101 428 497 (14)
Other markets 43 58 149 140 +6
Total 2 094 2 053 8 030 8 837 (9)

Total market In recent months, air traffic has shown a positive trend in all regions of the world. Accumulated, however, 2003 has declined compared with 2002, and it will be the third consecutive year of declining air traffic. During 2004 air traffic is expected to grow.

Substantial challenges remain for the airline industry. There are positive signs from the low-cost segment, which has shown tremendous growth in the US and Europe. It is also starting to become established in Asia. This segment continues to put pressure on the established airlines.

Aircraft deliveries decreased in 2003 for the second year in a row and the production of large commercial aircraft will most likely decrease further in 2004. The aircraft manufacturers gross orders were down 5% from 2002 year's order intake. Since there is a time lag between airline profits and orders and deliveries of new aircraft, a recovery in deliveries is not expected before the end of 2005 or the beginning of 2006. A recovery in the aftermarket is expected during 2004.

Order situation As a result of the crisis in the aviation industry, orders for components to new aircraft engines and spare parts continued to decline further during 2003. Volvo Aero's order book declined by 24%, and the order intake was down 17%, compared with 2002.

Financial performance The decline within the international aviation industry continued and Volvo Aero's sales during the fourth quarter amounted to SEK 2,094 M (2,053). The operating loss was SEK 47 M, compared with a loss of SEK 41 M a year earlier. Operating margin was a negative 2.2% (neg. 2.0). Earnings were negatively affected by lower volumes, mainly within engine overhaul in combination with strong price pressure and the falling USD exchange rate. Earnings were also negatively affected by provisions for expected losses on contracts amounting to SEK 170 M.

For the full year, net sales amounted SEK 8,030 M (8,837), operating loss amounted to SEK 44 M (profit: 5) and operating margin was a negative 0.5% (positive: 0.1). Despite the severe crisis in the aviation industry, Volvo Aero's manufacture of components for commercial aircraft engines and the military operations reported positive results for the full year.

New orders Volvo Aero and General Electric have signed an agreement whereby Volvo Aero becomes a partner in the new LMS100 gas turbine. Volvo Aero will deliver a number of key components to the new environmentally friendly gas turbine, which is expected to gain a highly important role in the power generation industry. The value of the contract is estimated at SEK 7 billion over a 20-year period.

The government of the Czech Republic has confirmed the recommendation of its evaluation committee to select the Gripen aircraft as an interim air defense solution. The Czech Republic will lease 14 new Gripen aircraft from the Swedish Defense Material Administration for a period of up to ten years.

Volvo Aero has been selected as a major contributor to the General Electric F414M/MT engine for the EADS Mako Trainer. A Memorandum of Understanding has been signed between General Electric and Volvo Aero covering cooperation on development activities, hardware production, final assembly and testing, up to 30% of the total engine value.

Financial Services New financing The total volume of new retail financing in 2003 amounted to SEK 26.8 billion, which was SEK 0.5 billion higher than 2002. The fourth quarter volume accounted for SEK 8.0 billion, which was SEK 0.8 billion higher than in the year-earlier quarter. For the isolated quarter, Volvo Trucks accounted for 55% (54) of the volume, Volvo Construction Equipment for 16% (16), Renault Trucks for 15% (16), Buses for 4% (7) and Mack Trucks for 8% (6). The remaining 2% is mainly related to Volvo Aero.

In the markets where financial services are offered, the average penetration during the year was 33% for Volvo Trucks, 33% for Construction Equipment, 17% for Volvo Buses, 15% for Renault Trucks and 12% for Mack Trucks. Expressed as an average, Volvo Financial Services (VFS) financed 24% of the Group's products sold in the markets where financing is offered, an increase of 5% from 2002.

Total assets Total assets as of December 31, 2003 amounted to SEK 67 billion (69), of which SEK 60 billion (61) was in the net credit portfolio. Adjusted for the effects of foreign exchange movements, the gross credit portfolio grew by 7% during the year, compared with a growth of 8% during 2002. The credit portfolio consists of 54% Volvo Trucks, 16% Construction Equipment, 10% Buses, 12% Renault Trucks and 6% Mack Trucks. The remaining 2% is mainly related to Volvo Aero and Volvo Penta. From a currency perspective, 39% of the portfolio was denominated in EUR, 33% in USD, 12% in GBP, and 5% CAD. The remaining 11% is a mix of other European and Latin American currencies.

Financial performance Year-end operating income amounted to SEK 926 M (490) and operating income for the fourth quarter amounted to SEK 251 M (129). Return on equity for the full year was 9.8% (4.8) with an end-of-period equity ratio of 12.0% (10.8).

Write-offs continued the trend downward in the fourth quarter amounting to SEK 99 M (277). For the year, write-offs totaled SEK 848 M resulting in an annualized write-off ratio for the year of 1.37% (1.39). Total credit reserves amounted to SEK 1.3 billion at the end of December, and the credit reserve ratio ended the year at 2.14%.

During 2003, VFS has continued to build on its foundation of controlled growth and improved profitability. Emphasis on prudent underwriting and competitive pricing has led to a more stable portfolio. Delinquencies are trending downward and inventories are at their lowest level in nearly three years. Furthermore, the 2003 expenses and operational efficiency statistics demonstrate VFS was successful in streamlining daily operations.

Number of employees As of December 31, 2003, the Volvo Group had 75,743 employees, compared with 71,156 at the end of 2002. The increase relates to the consolidation of the acquired operations from Bilia, Brazilian truck dealers, and to the proportionate consolidation of the Chinese joint ventures, Sunwin Bus and Xian Silverbus.

Parent Company, AB Volvo Income from investments in Group companies includes dividends in the amount of SEK 4,368 M (770), net Group contributions delivered totaling SEK 406 M (3,835) and write-down of shares of SEK 1,579 M (531). Income from other investments includes write-down of shares in Scania AB and Henlys Group Plc amounting to SEK 4,330 M and a dividend of SEK 501 M (319) from Scania AB.

Parent Company, AB Volvo
income statements
SEK M 2003 2002
Net sales 458 441
Gross income 0 0
Operating expenses (446) (544)
Income (loss) from 1,812 (3,599)
investments in Group
companies
Income from investments in 283 54
associated companies
Income from other investments (3,822) 326
Operating income (loss) (2,173) (3,763)
Interest income and expenses (57) 242
Other financial income and (117) (34)
expenses
Income (loss) after financial (2,347) (3,555)
items
Allocations 0 0
Income taxes 158 1,070
Net income (loss) (2,189) (2,485)

Proposed cash dividend and dividend of Ainax shares The Board of Directors proposes that the Annual General Meeting approve a cash dividend of SEK 8.00 per share. The Board of Directors further proposes that the Annual General Meeting approve a dividend of shares in the wholly owned company, "Ainax". A total of 27,060,958* Ainax shares is proposed to be distributed to the shareholders of AB Volvo. The remaining 0.2 million shares corresponding to almost 1% of the votes will be sold in the market. More detailed information will be published in a separate information brochure that will be distributed to the shareholders of AB Volvo prior to the Annual General Meeting. June 1, 2004 has been proposed as the record date for payment of dividends, which are expected to be distributed in mid-June, 2004. See also page 3.

* For technical reasons, AB Volvo initially intends to keep 259,880 shares in Ainax, corresponding to almost 1% of the votes. Repurchase of shares The Board of Directors also proposes to the Annual General Meeting that the Board be authorized to make decisions regarding the acquisition and transfer of Volvo's own shares. The Board of Directors also proposes that the Annual General Meeting approve to transfer shares in order to fulfill commitments under the current employee stock option program. Detailed terms will be announced in connection with the notice for the Annual General Meeting.

New stock-based incentive program The Board of Directors intends to propose to the Annual General Meeting to approve a new stock-based incentive program for senior executives within the Volvo Group that will replace the present stock option program. Under the program, a total of maximum 110,000 Volvo shares can be allotted to approximately 165 senior executives. The number of shares to be allotted is proposed to depend upon the fulfilment of certain financial goals during the financial year 2004. Assuming said goals are fulfilled in full and that the Volvo share price is SEK 243 at the time of allotment, Volvos cost for the program including social fees will be around SEK 35 M. Detailed terms will be announced in connection with the notice for the Annual General Meeting.

The Annual General Meeting of AB Volvo will be held on April 16, 2004.

Goteborg, March 14, 2004.

AB Volvo (publ)

The Board of Directors

Volvo's annual report 2003 is to be published in March, 2004 and will be available at www.volvo.com. Volvo's report on the first three months 2004 is to be published on April 23, 2004 and will be available at www.volvo.com. The reports can also be ordered from Celero Support AB, DDC, Dep 64620 ARUN, SE-405 08 Goteborg, Sweden. Telephone: +46 31-66 10 47. Fax: +46 31-66 20 20. E-mail: cs1.volvoinf@memo.volvo.se.

Quarterly figures
Volvo Group
SEK M unless otherwise 4/2002 1/2003 2/2003 3/2003 4/2003
specified
Net sales 45 877 40 931 44 593 40 511 48 733
Cost of sales (37 (33 (35 (32 (39
598) 314) 998) 528) 416)
Gross income 8 279 7 617 8 595 7 983 9 317
Research and development (1 (1 (1 (1 (1
expenses 656) 769) 664) 683) 713)
Selling expenses (4 (3 (3 (3 (4
197) 597) 789) 960) 545)
Administrative expenses (1 (1 (1 (1 (1
258) 304) 282) 285) 388)
Other operating income and (559) (258) (325) 185 (142)
expenses
Income from Financial 129 212 221 242 251
Services*
Income from investments in 98 2 3 163 (2)
associated companies
Income from other (13) 6 483 (28) (4
investments 042)
Operating income (loss) 823 909 2 242 1 617 (2
264)
Interest income and 359 284 382 255 272
similar credits
Interest expenses and (428) (451) (552) (517) (464)
similar charges
Other financial income (17) 15 (29) (57) 15
and expenses
Income (loss) after 737 757 2 043 1 298 (2
financial items 441)
Income taxes (102) (244) (321) (327) (442)
Minority interests 3 (7) 0 (15) (3)
Net income (loss) 638 506 1 722 956 (2
886)

Depreciation and amortization
included above
Volvo Group excl 1 669 1 718 1 777 1 909 1 819
Financial Services
Financial Services 877 738 728 755 725
Total 2 546 2 456 2 505 2 664 2 544

Income (loss) per share, 1.50 1.20 4.10 2.30 (6.90)
SEK
Average number of shares, 419.4 419.4 419.4 419.4 419.4
million
* Financial Services reported in
accordance with the equity method.
Income per share is calculated as net income divided by the
weighted average number of shares outstanding during the
period.

Key operating ratios
% 4/2002 1/2003 2/2003 3/2003 4/2003
Gross margin 18.0 18.6 19.3 19.7 19.1
Research and development 3.6 4.3 3.7 4.2 3.5
expenses in % of net
sales
Selling expenses in % of 9.1 8.8 8.5 9.8 9.3
net sales
Administrative expenses 2.7 3.2 2.9 3.2 2.8
in % of net sales
Operating margin* 1.8 2.2 5.0 4.0 3.6
Operating margin 1.8 2.2 5.0 4.0 (4.6)
* Excluding write-down of shares in Scania AB and Henlys
Group Plc during the fourth quarter 2003.

Net sales
SEK M 4/2002 1/2003 2/2003 3/2003 4/2003
Trucks 31 133 27 393 29 413 26 925 33 238
Buses 3 852 2 966 3 087 2 824 3 101
Construction 5 287 4 782 6 252 5 621 6 499
Equipment
Volvo Penta 1 723 1 908 2 031 1 806 1 851
Volvo Aero 2 053 2 244 1 863 1 829 2 094
Other 1 829 1 638 1 947 1 506 1 950
Net sales 45 877 40 931 44 593 40 511 48 733

Operating income
SEK M 4/2002 1/2003 2/2003 3/2003 4/2003
Trucks 507 527 1 023 944 1 457
Buses 33 (83) (89) (93) (96)
Construction (47) 140 425 210 133
Equipment
Volvo Penta 159 159 212 153 171
Volvo Aero (41) (6) 11 (2) (47)
Financial Services 129 212 221 242 251
Other 83 (40) 439 163 (103)
Operating income* 823 909 2 242 1 617 1 766
Write-down of - - - - (4
shares** 030)
Operating income 823 909 2 242 1 617 (2
(loss) 264)
* Excluding write-down of shares in Scania AB and
Henlys Group Plc during the fourth quarter 2003.
**) Write-down of shares in Scania AB amounting to SEK
3,601 M and Henlys Group Plc amounting to SEK 429 M.

Operating margins
% 4/2002 1/2003 2/2003 3/2003 4/2003
Trucks 1.6 1.9 3.5 3.5 4.4
Buses 0.9 (2.8) (2.9) (3.3) (3.1)
Construction (0.9) 2.9 6.8 3.7 2.0
Equipment
Volvo Penta 9.2 8.3 10.4 8.5 9.2
Volvo Aero (2.0) (0.3) 0.6 (0.1) (2.2)
Operating margin* 1.8 2.2 5.0 4.0 3.6
Operating margin 1.8 2.2 5.0 4.0 (4.6)
* Excluding write-down of shares in Scania AB and
Henlys Group Plc during the fourth quarter 2003.

Accounting principles With exception of accounting changes described below, Volvo has applied the accounting principles described in Note 1 of the Volvo Group's 2002 annual report in the preparation of this report.

Change of accounting principles in 2003 Effective in 2003, Volvo has adopted RR29 Employee benefits in its financial reporting. RR29 Employee benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all significant respects with IAS19 Employee benefits issued earlier by the International Accounting Standards Committee (IASC). By adoption of RR29, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries are accounted for with consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability has been established as per January 1, 2003, determined in accordance with RR29. This transitional liability has been determined to exceed the liability recognized as per December 31, 2002, in accordance with earlier principles by SEK 2.3 billion. The excess liability has consequently been recognized as per January 1, 2003, as an increase of provisions for post employment benefits and a corresponding decrease of shareholders' equity. In accordance with the transition rules of the new standard, Volvo has not restated figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR29 differs for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR29 has mainly had the effect that plan assets invested in Volvo's Swedish pension foundation as from 2003 are accounted for at a long-term expected return rather than being revalued on each closing date to fair value. For Volvo's subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR29 does not include rules about minimum liability adjustments.

Effective in 2003, Volvo has adopted RR27 Financial instrument: Disclosure and presentation, which conforms to a large extent with IAS32 issued by the International Accounting Standards Board (IASB). The adoption of RR27 has affected the balance sheet presentation of certain derivative instruments that are used to manage financial risks related to financial assets and liabilities. According to RR27, derivative instruments with unrealized gains should be presented as assets and derivative instruments with unrealized losses should be presented as liabilities. According to Volvo's earlier accounting principles, derivative instruments used for management of financial assets were reported as assets and derivative instruments used for management of financial liabilities were reported as liabilities. As a consequence of adoption of the presentation principles in RR27, the Volvo Group's assets increased by SEK 3.6 billion (included in "Short-term interest bearing receivables") and the Group's liabilities increased with the corresponding amounts (included in "Loans").

Options to senior executives in the Volvo Group Allotment in the personnel stock options program for 2002 Allotment has been made with regard to the personnel stock options program for 2002 after fulfillment of financial targets set, and through which senior executives in the Volvo Group are allotted options on B shares in AB Volvo.

A total of about 1,125,000 options were allotted to 148 senior executives within the Volvo Group, of which CEO and President Leif Johansson received 50,000 options. The size of the allotment was determined by how well certain financial goals for 2002 were achieved. The options have an exercise price of SEK 163, corresponding to an average price for the Volvo B shares during the period April 28-30, 2003 and a theoretical value in accordance with the Black & Scholes options model amounting to SEK 32.

The lifetime of the options is five years and each option provides the executive the right from May 2, 2006 to May 1, 2008 to acquire a B share in Volvo for SEK 163, alternatively receive shares at the value corresponding to the difference between the actual market price and the established exercise price.

The senior executives do not make any payment for the options. The options are not transferable and are invalidated if the senior executive resigns from the company on his own accord during the lifetime of the options. The options program involves solely existing shares and accordingly does not result in any dilution for current shareholders. Volvo has not hedged its commitments for price increases and social fees.

Renewal of the personnel stock options program for 2003 The Board of Directors resolved to renew the employee stock options program in 2003, however there will be no allotment under the program in 2004.

This report contains forward-looking statements that reflect management's current views with respect to certain future events and potential financial performance. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) business risk management.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company's registration contract with Stockholmsborsen if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

Units invoiced Fourth Fourth Full Full Change
Trucks quarter quarter year year in %
2003 2002 2003 2002
Europe 26,981 28,203 92,083 96,289 (4)
Western 24,116 25,351 82,672 87,486 (6)
Europe
Eastern 2,865 2,852 9,411 8,803 7
Europe
North America 10,196 7,438 34,756 36,515 (5)
South America 2,030 1,406 5,976 5,358 12
Asia 6,832 2,960 16,286 9,144 78
Other markets 1,647 2,508 6,888 9,827 (30)
Total, Trucks 47,686 42,515 155,989 157,133 (1)
12 months moving order intake for Trucks through
December: total +6%, Europe -2%, North America +13%.

Mack Trucks Fourth Fourth Full Full Change
quarter quarter year year in %
2003 2002 2003 2002
North America 4,803 4,072 17,244 21,615 (20)
South America 131 152 408 619 (34)
Asia 47 9 118 19 521
Other markets 321 277 1,221 992 23
Total 5,302 4,510 18,991 23,245 (18)

Renault Trucks Fourth Fourth Full Full Change
quarter quarter year year in %
2003 2002 2003 2002
Europe 15,997 16,066 53,961 57,717 (7)
Western 14,634 14,725 49,634 53,817 (8)
Europe
Eastern 1,363 1,341 4,327 3,900 11
Europe
North America 124 352 n/a
South America 150 261 n/a
Asia 2,578 144 4,246 416 921
Other markets 760 1,688 2,866 6,272 (54)
Total 19,609 17,898 61,686 64,405 (4)

Volvo Trucks Fourth Fourth Full Full Change
quarter quarter year year in %
2003 2002 2003 2002
Europe 10,984 12,136 38,121 38,570 (1)
Western 9,482 10,625 33,037 33,667 (2)
Europe
Eastern 1,502 1,511 5,084 4,903 4
Europe
North America 5,269 3,366 17,160 14,900 15
South America 1,749 1,254 5,307 4,739 12
Asia 4,207 2,807 11,922 8,709 37
Other markets 566 544 2,802 2,565 9
Total 22,775 20,107 75,312 69,483 8

Units invoiced, Fourth Fourth Full Full Change
buses/bus quarter quarter year year in %
chassis 2003 2002 2003 2002
Europe 831 1,103 3,087 3,413 (10)
Western 694 956 2,782 3,076 (10)
Europe
Eastern 137 147 305 337 (9)
Europe
North America 408 505 1,553 1,945 (20)
South America 129 147 369 495 (25)
Asia 777 889 2,227 2,639 (16)
Other markets 198 108 581 567 2
Total, buses/bus 2,343 2,752 7,817 9,059 (14)
chassis

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.